PURPLE ENVELOPE LLC

FINANCIAL STATEMENTS

**FOR THE FIVE MONTHS
ENDED DECEMBER 31, 2018**

MHK LLP
Los Angeles, California

PURPLE ENVELOPE LLC

FINANCIAL STATEMENTS

FOR THE FIVE MONTHS
ENDED DECEMBER 31, 2018

C O N T E N T S

MHK, LLP

Certified Public Accountants

Nam Sik Moon, CPA
Yoon J. Hwang, CPA
Won Hee Kim, CPA

Independent Accountant's Review Report

To the members of:
PURPLE ENVELOPE LLC
Los Angeles, California

We have reviewed the accompanying financial statements of PURPLE ENVELOPE LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the five months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

3400 W. 6th St., Suite 303, Los Angeles, CA 90020 • Tel: 213.747.7870 Fax: 213.402.6779

MHK, LLP

Certified Public Accountants

Nam Sik Moon, CPA
Yoon J. Hwang, CPA
Won Hee Kim, CPA

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

MHK LLP

MHK LLP

Los Angeles, California

May 16, 2019

3400 W. 6th St., Suite 303, Los Angeles, CA 90020 • Tel: 213.747.7870 Fax: 213.402.6779

PURPLE ENVELOPE LLC

BALANCE SHEET
AS OF DECEMBER 31, 2018

	December 31, 2018
ASSETS	
Current Assets	
Cash and Cash Equivalents - Note 2, 3	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Loan from Member - Note 5	$ 352
State Tax Payable	800
Total Current Liabilities	1,152
Total Liabilities	1,152
Members' Equity	
Members' Capital - Note 4	-
Accumulated deficits	(1,152)
Total Shareholders' Equity	(1,152)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

PURPLE ENVELOPE LLC

STATEMENT OF OPERATIONS
FOR THE FIVE MONTHS ENDED DECEMBER 31, 2018

REVENUES:		
Sales	$	-
TOTAL REVENUES		-
EXPENSES:		
Organizational Costs		332
Permits and Licenses		20
TOTAL EXPENSES		352
OPERATING INCOME (LOSS)		(352)
OTHER INCOME/EXPENSES		
Other Income/expenses		-
INCOME (LOSS) FROM CONTINUING		
OPERATION BEFORE INCOME TAXES		(352)
PROVISION FOR STATE INCOME TAX		800
NET INCOME (LOSS)	$	(1,152)

See independent accountant's review report and accompanying notes.

PURPLE ENVELOPE LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE FIVE MONTHS ENDED DECEMBER 31, 2018

	Contribution	Withdrawal	Acculmulated Deficits	Total
Balance at January 1, 2018	$ -	$ -	$ -	$ -
Members' contribution				-
Members' withdrawal				-
Net loss			(1,152)	-
Balance at December 31, 2018	$ -	$ -	$ (1,152)	$ (1,152)

PURPLE ENVELOPE LLC

STATEMENT OF CASH FLOWS
FOR THE FIVE MONTHS ENDED DECEMBER 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
NET INCOME (LOSS)	$ (1,152)
ADJUSTMENTS TO RECONCILE NET INCOME **TO NET CASH PROVIDED BY OPERATIONS:**	
Incr. (Decr.) in Loan from Member	1,152
TOTAL ADJUSTMENTS	1,152
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	$ -

PURPLE ENVELOPE LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE FIVE MONTHS ENDED DECEMBER 31, 2018

NOTE 1 - GENERAL

PURPLE ENVELOPE LLC ("the Company"), was incorporated on August 22, 2018 in the state of California.

The Company is planning to engage in business of the prodution of Jim Cummings' new feature film currently titled The Beta Test.

As of this reporting date, no other business activities have begun except incurred organizational costs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and Cash equivalents consist of the following:

	2018
Cash in bank - Bank of America	$ -
Total	$ -

NOTE 4 - MEMBERS' EQUITY

As of reporting date, the Company has no contributions from members.

NOTES TO FINANCIAL STATEMENTS
FOR THE FIVE MONTHS ENDED DECEMBER 31, 2018

NOTE 5 - RELATED PARTY TRANSACTIONS

Member made loans to the Company for incorporation and organizational costs and the total amount was $352.00.

The Company has no other reportable related party transactions except above stated transactions of loans from the member.

NOTE 6 - SUBSEQUENT EVENTS

Management of the Company has evaluated material events or transactions subsequent to December 31, 2018 through May 16, 2019, the date these financial statements were available to be issued, and determined that there was no material subsequent event that would be reported in the financial statements.